

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 11, 2007

Mr. Marcel Smits
Chief Financial Officer
Koninklijke KPN N.V.
Maanplein 55
2516 CK The Hague
The Netherlands

Re: Koninklijke KPN N.V.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 1-13980

Dear Mr. Smits:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Controls and Procedures Statement Under The Sarbanes-Oxley Act, page 86

1. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during the period covered by your report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 15(d) of the Form 20-F.

Change in Accounting Policies, page 113

2. We note that you changed your accounting policy "to provide more relevant information in the Consolidated Income Statement, which better reflects [y]our Treasury objectives." It is unclear to us what is meant by this disclosure. Please tell us how your determination of the effectiveness was changed and why this change was appropriate. Also, tell us why the change was necessary to provide more relevant information and better reflect your Treasury objectives as compared to your previous accounting policy.

Note 19. Foundation Preference Shares B KPN, page 138

3. Please tell us in more detail the factors you considered in determining that the fair value of the call option is not material. Based on your disclosure, it is unclear to us why the likelihood that the call option will be exercised is "very remote" and how your ability to cancel the preference shares B shortly after its issuance impacts the fair value of the call option.

Reconciling Items and Explanation of Certain Differences Between IFRS and US GAAP

Note F. Financial Instruments, page 170

4. Please disclose in more detail the accounting difference under US GAAP for the change in the accounting policy under IFRS for the determination of the effectiveness of the cross currency fixed interest rate cash flow hedges.

G. Earn-out settlements, page 171

5. Based on your disclosure, it appears that you did not recognize a liability for the earn-out settlements under IFRS. If true, please clarify your disclosures. Otherwise, tell us why an US GAAP reconciling adjustment was not necessary.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director